42 Longwater Drive

Norwell, MA 02061-9149

800.282.0058

www.cleanharbors.com

September 22, 2009

John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the fiscal period ended June 30, 2009
Definitive Proxy Statement on Form 14A filed April 7, 2009
File No. 001-34223

Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the comment letter dated September 8, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”), Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and definitive proxy statement on Form 14A filed on April 7, 2009 (the “2009 Proxy Statement”).

The Company responds as described below to each of the comments in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.             Please provide us with the three bullet pointed acknowledgements (i.e., Tandy language) requested at the end of our comment letter dated July 23, 2009. These acknowledgements should be provided in writing by the company’s management.

RESPONSE:           The Company has provided the three bullet pointed acknowledgments at the end of this letter in connection with the Company’s responses to both the Comment Letter and the previous comment letter dated July 23, 2009.

“People and Technology Creating a Better Environment”

Exhibit Index

2.                                       It appears you have not filed on EDGAR certain exhibits and schedules to the credit agreement you have filed as Exhibit 4.33 in the company’s report on Form 8-K filed on August 3, 2009.  Please file the schedules and exhibits to the credit agreements. See Item 601(b)(10) of Regulation S-K. We further note that you have redacted information from an exhibit to the credit agreement filed as Exhibit 4.34A. Please be advised that you may redact information from your filing pursuant to an application for confidential treatment filed under Exchange Act Rule 24b-2 and that Rule 24b-2 sets forth the exclusive means for obtaining confidential treatment of information contained in a document filed under [the Exchange Act] that would be exempt from disclosure under the Freedom of Information Act. Failure to comply with either the substantive or procedural aspects of the Commission’s confidential treatment process may result in a denial of an application. See Staff Legal Bulletin No. 1A (July 11, 2001). Please advise us in this regard.

RESPONSE:           In response to the comment on Exhibit 4.33 to the Company’s Report on Form 8-K dated July 31, 2009, as filed on August 3, 2009 (which consists of a copy of the Company’s new revolving credit agreement dated July 31, 2009), the Company filed via EDGAR on September 21, 2009 Amendment No. 1 to such Report in order to update Exhibit 4.33 to include both such new revolving credit agreement and the schedules and exhibits thereto.

In response to the comment on Exhibit 4.34A to the Company’s Report on Form 8-K referenced above (which consists of a copy of the first amending agreement to the credit agreement of Eveready Inc. (“Eveready”)), the Company notes that certain information was redacted from the schedule to that Eveready credit agreement in order to cause Exhibit 4.34A (as filed with the Company’s Report on Form 8-K) to be consistent with the copy of such agreement which Eveready, a Canadian public company, previously filed with the applicable Canadian securities authorities under SEDAR. The redacted information consisted of the names and revised percentage commitment of each of the respective lenders under Eveready’s credit agreement.  The Company also notes that, subsequent to the filing on August 3, 2009 with the Commission of that Report on Form 8-K, Exhibit 4.34A has become moot because, as described in the Company’s Report on Form 8-K dated August 14, 2009, as filed on August 20, 2009, the Company paid on August 14, 2009 all of Eveready’s outstanding obligations under the Eveready credit agreement and such credit agreement was thereupon terminated. Accordingly, neither the Company nor Eveready nor any of their respective subsidiaries now has any rights or obligations under Eveready’s former credit agreement.

In light of these developments, the Company will no longer incorporate by reference into any of its future filings with the Commission Exhibit 4.34A to the Company’s Report on Form 8-K dated July 31, 2009, and the Company respectfully suggests that Eveready’s former credit agreement and the schedules and exhibits thereto are no longer of interest to investors in the Company’s securities. The Company therefore respectfully requests that it not be required to file with the Commission an application for confidential treatment with respect to the portion of the schedule which Eveready previously redacted from its SEDAR filings and which the Company redacted in the copy of such agreement which the Company filed as Exhibit 4.34A to its Report on Form 8-K dated July 31, 2009.

DEFINITIVE PROXY STATEMENT FILED APRIL 7, 2009

Base Compensation, page 14

3.             We note your response to comment 10 of our letter dated July 23, 2009. We note in your August 24, 2009 letter to us that your goal is to maintain base salary for named executive officers in the second quadrant of the comparable companies. Please clarify whether you benchmark or otherwise compare other elements of compensation beside base salary to comparable companies identified in your proxy statement. Finally, please disclose for each named executive officer, where actual payments fall within benchmarked targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

RESPONSE:           As described in the Company’s previous response letter dated August 24, 2009 (the “Previous Response Letter”), the Company’s goal is to maintain the base salary of its Named Executive Officers in the second quadrant of the comparable companies listed in the 2009 Proxy Statement.  The Company does not benchmark or otherwise compare elements of compensation other than base salary to the comparable companies identified in the 2009 Proxy Statement. As set forth on pages 15 and 16 of the 2009 Proxy Statement, both short term performance based cash incentives and long term equity incentives are established based upon objective formulas which pertain to all senior level management and are mainly determined by overall Company performance.  In particular, there were seven top senior executives who were eligible to participate in the Company’s 2008 managed incentive program, or “MIP,” and to receive a cash bonus of up to 80% of their base compensation based upon the Adjusted EBITDA performance of the Company. These same senior executives each were also eligible to receive a number of shares of restricted stock under the performance based restricted stock program determined by dividing 60% of their base compensation by the average value of the Company’s common stock on the last 3 trading days prior to the beginning of the year.

The base compensation for the year ended December 31, 2008 of the Chief Executive Officer, the Chief Financial Officer and two of the three other Named Executive Officers fell within the second quartile of base compensation for the named executive officers of the comparable companies.  The base salary of Eugene Cookson, Executive Vice President of Business Line Management, was higher than the second quartile for the base compensation of the third highest paid named executive officer of the comparable companies.  However, Mr. Cookson’s overall compensation was considerably less than the average total compensation for the third highest paid named executive officer for the comparable companies, and the Company felt that Mr. Cookson’s higher base compensation was consistent with his job responsibilities.

To the extent appropriate for future fiscal years, the Company’s future proxy statements will include additional disclosure consistent with this response and the responses on other management compensation issues which were set forth in the Previous Response Letter.

In connection with this response to the Comment Letter and the Company’s Previous Response Letter, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter. Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge,
Executive Vice President and Chief
Financial Officer
(781) 792-5125

cc:	Lisa Haynes, Staff Accountant
Alan S. McKim, Chief Executive Officer